UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. ____) *

Axion International Holdings, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

05462D 10 1

(CUSIP Number)

January 29, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 05462D 10 1		13G	Page 2 of 6 Pages
1	NAMES OF REPORTING PERSONS Judy Lenkin Lerner Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (See Instructions) (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,514,814 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,514,814 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,514,814 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Includes 251,924 shares of common stock held by the Judy Lenkin Lerner Revocable Trust (9,585 shares of which are registered in the name of Judy Lenkin Lerner, but were intended to be registered in the name of the Judy Lenkin Lerner Revocable Trust), 25,000 shares of the Issuer’s 10% convertible preferred stock convertible into 250,000 shares of common stock, warrants to purchase 125,000 shares of common stock, 443,945 shares of common stock issuable to the Judy Lenkin Lerner Revocable Trust upon conversion of the Issuer’s 8.0% convertible promissory notes held by the Judy Lenkin Lerner Revocable Trust, and 443,945 shares of common stock issuable to the Judy Lenkin Lerner Revocable Trust upon exercise of the Issuer’s warrants to purchase common stock held by the Judy Lenkin Lerner Revocable Trust.

CUSIP NO. 05462D 10 1		13G	Page 3 of 6 Pages
1	NAMES OF REPORTING PERSONS Judy Lenkin Lerner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (See Instructions) (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,514,814 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,514,814 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,514,814 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 251,924 shares of common stock held by the Judy Lenkin Lerner Revocable Trust (9,585 shares of which are registered in the name of Judy Lenkin Lerner, but were intended to be registered in the name of the Judy Lenkin Lerner Revocable Trust), 25,000 shares of the Issuer’s 10% convertible preferred stock convertible into 250,000 shares of common stock, warrants to purchase 125,000 shares of common stock, 443,945 shares of common stock issuable to the Judy Lenkin Lerner Revocable Trust upon conversion of the Issuer’s 8.0% convertible promissory notes held by the Judy Lenkin Lerner Revocable Trust, and 443,945 shares of common stock issuable to the Judy Lenkin Lerner Revocable Trust upon exercise of the Issuer’s warrants to purchase common stock held by the Judy Lenkin Lerner Revocable Trust.

Item 1(a).	Name of Issuer:

Axion International Holdings, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

180 South Street, Suite 104, New Providence, New Jersey

Item 2(a).	Name of Person Filing:

The Judy Lenkin Lerner Revocable Trust (the “Trust”) and Judy Lenkin Lerner have entered into a Joint Filing Agreement, dated February 6, 2013, a copy of which is filed herewith and pursuant to which the Trust and Judy Lenkin Lerner have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of both the Trust and Judy Lenkin Lerner is as follows:

4922A St. Elmo Ave.
Bethesda, Maryland 20814

Item 2(c).	Citizenship:

Trust - Maryland
Judy Lenkin Lerner - USA

Item 2(d).	Title of Class of Securities: Common Stock, no par value per share (“Common Stock”)

Item 2 (e).	CUSIP Number: 05462D 10 1

Item 3.	If this Statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or
(c), check whether the person filing is a: Not applicable.

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership

The percentages used herein are calculated based upon the shares of Common Stock issued and outstanding as of January 29, 2013.

Trust
(a) Amount beneficially owned: 1,514,814 shares of Common Stock
(b) Percent of class: 5.0%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 1,514,814
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 1,514,814

Judy Lenkin Lerner
(a) Amount beneficially owned: 1,514,814 shares of Common Stock
(b) Percent of class: 5.0%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 1,514,814
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 1,514,814

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2013

Judy Lenkin Lerner Revocable Trust

By: /s/ Judy Lenkin Lerner

Name: Judy Lenkin Lerner

Title: Trustee

/s/ Judy Lenkin Lerner

Judy Lenkin Lerner